UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)

TRIMERIS, INC.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Leo Kirby
667 Madison Avenue, 19th Floor
New York, NY 10021
(212) 521-2418

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 896263100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,474,120
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,474,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,474,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,474,120
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,474,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,474,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	Security and Issuer.

                This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Trimeris, Inc., a Delaware corporation (the “Company”) whose principal executive offices are located at 4727 University Drive, Durham, North Carolina 27707.

ITEM 2.	Identity and Background.

                This statement is being filed by Julian C. Baker and Felix J. Baker (each, a “Reporting Person”), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name	Business Address	Present Principal Occupation
Julian C. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)
Felix J. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

                During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

                The funds used to purchase the shares of Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

ITEM 4.	Purpose of Transaction.

                The entities referred to in Item 5 below acquired the shares of Common Stock set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

                Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions,

Page 4 of 8 Pages

the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control.

                The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

                Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 21,607,258 shares outstanding on April 16, 2004, according to information furnished by the Company to the Reporting Persons.

Name	Number of Shares	Percent of Class Outstanding (1)
Baker/Tisch Investments, L.P.
Baker Bros. Investments, L.P.
Baker Bros. Investments II, L.P.
Baker Biotech Fund I, L.P.
Baker Biotech Fund II, L.P.
Baker Biotech Fund II (A), L.P.
Baker Biotech Fund II (Z), L.P.
FBB Associates
Total	278,000 142,100 174,900 1,182,924 1,144,755 436,421 75,020 40,000 3,474,120	1.3% 0.7% 0.8% 5.5% 5.3% 2.0% 0.3% 0.2% 16.1%

                By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such

Page 5 of 8 Pages

entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                On April 23, 2004, Julian C. Baker and Felix J. Baker were elected to the Board of Directors of the Company. At the time of their election, they entered into a registration rights agreement with the Company, incorporated by reference hereto, pursuant to which they have the right to request that the Company register under the Securities Act of 1933 any shares of Common Stock that they may acquire in the future and also gives them the right to request inclusion of any shares of Common Stock that they may own in any such registration statement the Company may file in the future. Except for such agreement, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1.	Registration Rights Agreement, dated as of April 23, 2004, among Julian C. Baker, Felix J. Baker and the Company (incorporated by reference to Exhibit 4.1 to a Form 8-K report filed by the Company on April 27, 2004).

Exhibit 2.	Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2004	By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 7 of 8 Pages

EXHIBIT 2

AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Trimeris, Inc., and such other amendments as may be filed by them hereafter, are being filed with the Securities and Exchange Commission on behalf of each of them.

April 27, 2004	By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 8 of 8 Pages